

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2023

Jeffrey H. Fisher
Chief Executive Officer
Chatham Lodging Trust
222 Lakeview Avenue, Suite 200
West Palm Beach, FL 33401

> **Re: Chatham Lodging Trust**
> **Registration Statement on Form S-3**
> **Filed December 26, 2023**
> **File No. 333-276279**

Dear Jeffrey H. Fisher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark W. Wickersham, Esq.